ЮТК ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
те[redacted]
е-
Ра
Ко
БИ
06019609
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 13.12.2006 № 10.2-1/08-5687

на № ____________ от ____________

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

82-04721

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 20 2006
WASH. D.C. 160

SUPPL

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

V. A. Statuev,
Deputy Director General –
Director for Assets Management and General Matters
"Southern Telecommunications Company" PJSC

РОССИЙСКАЯ ФЕДЕРАЦИЯ КРАСНОДАРСКИЙ КРАЙ Г. КРАСНОДАР ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ» ИНН 2308025192

dw 1/4

Notification on the facts
that may influence significantly the price of Joint –Stock Company's securities

"RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF A JOINT-STOCK COMPANY"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

2.1. Date of the meeting of the Board of Directors (supervisory board) of a Joint –Stock Company at which the corresponding decision was adopted: ***30th November, 2006***

2.2. Date and number of the Minutes of the meeting of the Board of Directors (supervisory board) of a Joint –Stock Company at which the corresponding decision was adopted: ***30th November 2006, Minutes № 18.***

2.3. Substance of the decision adopted by the Board of Directors (supervisory board) of a Joint –Stock Company:

1. ***To terminate powers of Lyudmila Ivanovna Devyatkina and Yevgeny Nikolaevich Poyarkov as the members of UTK's Management Board before the appointed time.***

Full name of the person	Shareholding in the authorized capital of the Joint –Stock Company	Shareholding of the common stock of the Joint –Stock Company	Shareholding in the authorized capitals of the Joint –Stock Company's subsidiaries/associates	Share of common stock of the Joint –Stock Company's subsidiaries/ associates owned by the person	Share of common stock of the Joint –Stock Company and/or its subsidiaries and associates that can be acquired by the person in accordance with his rights to options of the Joint –Stock Company and/or its subsidiaries and associates
Lyudmila Ivanovna Devyatkina	0	0	0	0	0
Yevgeny Nikolaevich Poyarkov	0	0	0	0	0

2. ***To change the numerical composition of the Management Board of "UTK" PJSC from 9 to 7 members.***

3. Signature

3.1. Deputy Director General – Director for Assets Management and General Matters ______ (signature) V. A. Statuev

3.2. Date "03" December 2006

(Official seal)

ЮТК ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56. факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________

Кор.счет. ____________

БИК ____________

ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 15.12.2006 № 10.2-2/08-5731

на № ________ от ________

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

SEC MAIL PROCESSING
RECEIVED
DEC 20 2006
WASH. D.C. 160 SECTION

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint – Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the material fact.

Please find 1 page enclosed.

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

1.9. Code (codes) of the material fact (facts)	*0600062A13122006, 0900062A13122006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.

04-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.

4-08-00062-A of 24th November 2005.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).

Federal Service for Financial Markets

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

Coupon interest rate shall be set according to the Decision on the Bond Issue approved by the Company's Board of Directors (Minutes N 11 dated 18 October 2005). The fourth coupon interest rate is equal to the first coupon interest rate of 10.5% per annum, approved by Order of UTK's Director General N 393 dated 14 December 2005.

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.

14 December 2005

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

14 December 2005

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of the fourth coupon income to be paid on the Issuer's Bonds makes RUR 130,900,000; the fourth coupon income to be paid under each Issuer's Bond makes RUR 26.18.

2.8. Form of income payment under the Issuer's securities (money, other property).

In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.

13th December 2006

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount

of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series). ***Total amount of income paid under the first - fourth coupons makes RUR 523,600,000.*** 2.11. The Issuer's obligation and its amount in money terms. ***a) The Issuer's obligations on coupon income payment. Total amount of the fourth coupon income to be paid under the Issuer's Bonds makes 10.5% per annum or RUR 130,900,000;*** ***b) Redemption of the first part (10 (ten) per cent) of the bond face value worth 500,000,000 rubles*** 2.12. Fact of execution (default) of the Issuer's obligation. ***The Issuer's obligation on the fourth coupon payment and redemption of the part of nominal value of the bonds to the Bond Holders is executed in full.***

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance of the Public Joint –Stock Company "Southern Telecommunications Company"	(Signature)	A. A. Dobryakov
3.2. Date " 13 " December 20 06	Official seal	